    As filed with the Securities and Exchange Commission on November 25, 2002
================================================================================
                                                    1933 Act File No. 333-100323
                                                    1940 Act File No. 811-21212

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form N-2
                        (Check appropriate box or boxes)

[_]    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[_]    Pre-Effective Amendment No. __________
[X]    Post-Effective Amendment No. 1

               and
[X]    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]    Amendment No. 4

           Nuveen Insured California Tax-Free Advantage Municipal Fund
          Exact Name of Registrant as Specified in Declaration of Trust
                 333 West Wacker Drive, Chicago, Illinois 60606
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)
                                 (800) 257-8787
               Registrant's Telephone Number, including Area Code

                               Jessica R. Droeger
                          Vice President and Secretary
                              333 West Wacker Drive
                             Chicago, Illinois 60606
  Name and Address (Number, Street, City, State, Zip Code) of Agent for Service
                          Copies of Communications to:

    Stacy H. Winick           Thomas S. Harman              Cynthia Cobden
Bell, Boyd & Lloyd LLC   Morgan, Lewis & Bockius LLP  Simpson Thacher & Bartlett
70 West Madison Street       1800 M Street, N.W.         425 Lexington Avenue
   Chicago, IL 60602       Washington, D.C. 20036         New York, NY 10017

                  Approximate Date of Proposed Public Offering:

 As soon as practicable after the effective date of this Registration Statement

                                -----------------

       If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [_]

       It is proposed that this filing will become effective (check appropriate box)

       [_]    when declared effective pursuant to section 8(c).

       [X] This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-100323.

                                -----------------

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

===================================================================================================================
                                                                           Proposed Maximum
  Title of Securities Being          Amount           Proposed Maximum         Aggregate            Amount of
         Registered            Being Registered   Offering Price Per Unit  Offering Price (1)  Registration Fee(2)
-------------------------------------------------------------------------------------------------------------------
Common Shares,
$0.01 par value ("Shares")     8,000,000 Shares           $15.00             $120,000,000             $11,040
===================================================================================================================

(1)  Estimated solely for the purpose of calculating the registration fee.

(2)  All fees have previously been paid.

        ===============================================================

                                EXPLANATORY NOTE

         This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-100323) of Nuveen Insured California Tax-Free Advantage Municipal Fund is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended for the sole purpose of adding exhibit b-2, By-laws of Registrant as amended and restated on October 22, 2002, and accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

                           PART C - OTHER INFORMATION

Item 24:  Financial Statements and Exhibits

       1.      Financial Statements:

       Registrant has not conducted any business as of the date of this filing, other than in connection with its organization. Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act were filed in Pre-effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-100323) and are incorporated herein by reference.

       2.      Exhibits:

a. Declaration of Trust dated July 29, 2002. Filed on October 4, 2002 as Exhibit a to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

b.1 By-laws of Registrant. Filed on October 4, 2002 as Exhibit b to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

b.2    By-laws of Registrant as amended and restated on October 22, 2002.

c.     None.

d.     Form of Share Certificate.

e. Terms and Conditions of the Dividend Reinvestment Plan. Filed on November 20, 2002 as Exhibit e to Pre-effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

f.     None.

g. Investment Management Agreement between Registrant and Nuveen Advisory Corp. dated November 14, 2002. Filed on November 20, 2002 as Exhibit g to Pre-effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

h.1    Form of Underwriting Agreement.

h.2    Form of Salomon Smith Barney Master Selected Dealer Agreement.

h.3    Form of Nuveen Master Selected Dealer Agreement.

h.4    Form of Master Agreement Among Underwriters.

h.5    Form of Dealer Letter Agreement.

i. Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees. Filed on November 20, 2002 as Exhibit i to Pre-effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

j. Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated November 4, 2002. Filed on November 20, 2002 as Exhibit j to Pre-effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

k.1 Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on November 20,
       2002 as Exhibit k.1 to Pre-effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

k.2 Expense Reimbursement Agreement between Registrant and Nuveen Advisory Corp. dated November 14, 2002. Filed on November 20, 2002 as Exhibit k.2 to Pre-effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

l.1 Opinion and consent of Bell, Boyd & Lloyd LLC. Filed on November 20, 2002 as Exhibit l.1 to Pre-effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

l.2 Opinion and consent of Bingham McCutchen LLP. Filed on November 20, 2002 as Exhibit l.2 to Pre-effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

l.3    Consent of Bell, Boyd & Lloyd LLC.

l.4    Consent of Bingham McCutchen LLP.

m.     None.

n.     Consent of Ernst & Young LLP.

o.     None.

p. Subscription Agreement of Nuveen Advisory Corp. dated November 4, 2002. Filed on November 20, 2002 as Exhibit p to Pre-effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

q.     None.

r. Code of Ethics of Nuveen Advisory Corp. Filed on October 24, 2002 as Exhibit r to Pre-effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-100323) and incorporated herein by reference.

s.   Powers of Attorney.

Item 25: Marketing Arrangements.

     See Sections 2, 3 and 5(n) of the Form of Underwriting Agreement filed as Exhibit h.1 to the Registration Statement.

     See the Introductory Paragraph and Sections 2 and 3(d) of the Form of Salomon Smith Barney Master Selected Dealer Agreement filed as Exhibit h.2 to the Registration Statement and the Introductory Paragraph and Sections 2 and 3(d) of the Form of Nuveen Master Selected Dealer Agreement filed as Exhibit h.3 to the Registration Statement.

     See Introductory Paragraphs and Sections 1, 2, 3.1, 3.2, 3.4-3.8, 4.1, 4.2, 5.1-5.4, 6.1, 10.9 and 10.10 of the Form of Master Agreement Among Underwriters filed as Exhibit h.4 to the Registration Statement.

     See Paragraph e of the Form of Dealer Letter Agreement between Nuveen and the Underwriters filed as Exhibit h.5 to the Registration Statement.

Item 26: Other Expenses of Issuance and Distribution

         Securities and Exchange Commission fees                 $ 11,040
         National Association of Securities Dealers, Inc. fees     12,500
         Printing and engraving expenses                          259,000
         Legal Fees                                                75,000
         American Stock Exchange listing fees                       5,125
         Blue Sky filing fees and expenses                          5,000
         Underwriter's reimbursement                               33,000
         Miscellaneous expenses                                     7,335
                                                                 ---------
                  Total                                          $410,000*
                                                                 =========

_________________
* Nuveen Advisory has contractually agreed to reimburse the Fund for fees and expenses in the amount of .32% of average daily Managed Assets for the first 5 full years of the Fund's operations, .24% of average daily Managed Assets in year 6, .16% in year 7 and .08% in year 8. Without the reimbursement, "Total Net Annual Expenses" would be estimated to be 1.31% of average daily net assets attributable to Common Shares. Nuveen has agreed to pay (i) all organizational expenses and (ii) offering costs (other than sales load) that exceed $0.03 per Common Share (.20% of offering price).

Item 27: Persons Controlled by or under Common Control with Registrant

     Not applicable.

Item 28: Number of Holders of Securities

     At November 21, 2002

                                                         Number of
                 Title of Class                       Record Holders
                 --------------                       --------------

         Common Shares, $0.01 par value                     1

Item 29:  Indemnification

     Section 4 of Article XII of the Registrant's Declaration of Trust provides as follows:

     Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

     No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

          (i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

          (ii) by written opinion of independent legal counsel.

     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

     Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this
Section 4, provided that either:

          (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

          (b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

     As used in this Section 4, a "Disinterested Trustee" is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

     As used in this Section 4, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

     The trustees and officers of the Registrant are covered by Investment Trust Directors and Officers and Errors and Omission policies in the aggregate amount of $50,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant, except for matters which involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $500,000 deductible, which does not apply to individual trustees or officers.

     Section 8 of the Underwriting Agreement filed as Exhibit h.1 to the Registration Statement provides for each of the parties thereto, including the Registrant and the Underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 30:  Business and Other Connections of Investment Adviser

     Nuveen Advisory Corp. serves as investment adviser to the following open-end management type investment companies: Nuveen Multistate Trust I, Nuveen Multistate Trust II, Nuveen Multistate Trust III, Nuveen Multistate Trust IV and Nuveen Municipal Trust. Nuveen Advisory Corp. also serves as investment adviser to the following closed-end management type investment companies other than the
Registrant: Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen New York Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Maturities Municipal Fund, Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Insured New York Premium Income Municipal Fund 2, Nuveen Georgia Premium Income Municipal Fund 2, Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income

Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, Nuveen New York Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund, Nuveen Dividend Advantage Municipal Fund, Nuveen Arizona Dividend Advantage Municipal Fund, Nuveen Connecticut Dividend Advantage Municipal Fund, Nuveen North Carolina Dividend Advantage Municipal Fund, Nuveen Virginia Dividend Advantage Municipal Fund, Nuveen Massachusetts Dividend Advantage Municipal Fund, Nuveen Maryland Dividend Advantage Municipal Fund, Nuveen Dividend Advantage Municipal Fund 2, Nuveen California Dividend Advantage Municipal Fund 2, Nuveen New York Dividend Advantage Municipal Fund 2, Nuveen Pennsylvania Dividend Advantage Municipal Fund, Nuveen Ohio Dividend Advantage Municipal Fund, Nuveen New Jersey Dividend Advantage Municipal Fund, Nuveen Michigan Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund 3, Nuveen Dividend Advantage Municipal Fund 3, Nuveen Georgia Dividend Advantage Municipal Fund, Nuveen Ohio Dividend Advantage Municipal Fund 2, Nuveen Maryland Dividend Advantage Municipal Fund 2, Nuveen North Carolina Dividend Advantage Municipal Fund 2, Nuveen Virginia Dividend Advantage Municipal Fund 2, Nuveen Insured Dividend Advantage Municipal Fund, Nuveen Insured California Dividend Advantage Municipal Fund, Nuveen Insured New York Dividend Advantage Municipal Fund, Nuveen Arizona Dividend Advantage Municipal Fund 2, Nuveen Connecticut Dividend Advantage Municipal Fund 2, Nuveen New Jersey Dividend Advantage Municipal Fund 2, Nuveen Pennsylvania Dividend Advantage Municipal Fund 2, Nuveen Ohio Dividend Advantage Municipal Fund 3, Nuveen Arizona Dividend Advantage Municipal Fund 3, Nuveen Connecticut Dividend Advantage Municipal Fund 3, Nuveen Georgia Dividend Advantage Municipal Fund 2, Nuveen Maryland Dividend Advantage Municipal Fund 3 and Nuveen North Carolina Dividend Advantage Municipal Fund 3.

       Nuveen Advisory Corp. has no other clients or business at the present time. For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser has engaged during the last two years for his account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under "Management of the Fund" in Part B of the Registration Statement. Such information for the remaining senior officers of Nuveen Advisory Corp. appears below:

                                                                Other Business Profession, Vocation
Name and Position with NAC                                      or Employment During Past Two Years
--------------------------                                      -----------------------------------
John P. Amboian, President ........................     President, formerly Executive Vice President of the
                                                        John Nuveen Company, Nuveen Investments, Nuveen
                                                        Institutional Advisory Corp., Nuveen Asset
                                                        Management, Inc. and Nuveen Senior Loan Asset
                                                        Management, Inc. and Executive Vice President and
                                                        Director of Rittenhouse Financial Services, Inc.

Alan G. Berkshire, Senior Vice President,
Secretary and General Counsel .....................     Senior Vice President and General Counsel (since
                                                        1997) and Secretary (since 1998) of

                                              The John Nuveen Company, Nuveen
                                              Investments, and Nuveen
                                              Institutional Advisory Corp.
                                              Senior Vice President and
                                              Secretary (since 1999) of Nuveen
                                              Senior Loan Asset Management Inc.,
                                              prior thereto, Partner in the law
                                              firm of Kirkland & Ellis.

Margaret E. Wilson, Senior Vice President,
Finance .................................     Senior Vice President, Finance, of
                                              the John Nuveen Company, Nuveen
                                              Investments and Nuveen
                                              Institutional Advisory Corp. and
                                              Senior Vice President and
                                              Controller of Nuveen Senior Loan
                                              Asset Management, Inc.; formerly
                                              CFO of Sara Lee Corp., Bakery
                                              Division.

Item 31: Location of Accounts and Records

       Nuveen Advisory Corp., 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser.

       State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Advisory Corp.

Item 32:  Management Services

       Not applicable.

Item 33:  Undertakings

       1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

       2.     Not applicable.

       3.     Not applicable.

       4.     Not applicable.

       5.     The Registrant undertakes that:

              a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

               b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

         6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 25th day of November 2002.

                                         NUVEEN INSURED CALIFORNIA TAX-FREE
                                         ADVANTAGE MUNICIPAL FUND

                                         /s/ Jessica R. Droeger
                                         ---------------------------------------
                                         Jessica R. Droeger, Vice President and
                                         Secretary

     Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

        Signature                                      Title                           Date
        ---------                                      -----                           ----
/s/ Stephen D. Foy                         Vice President and Controller        November 25, 2002
------------------------                   (Principal Financial and
    Stephen D. Foy                         Accounting Officer)


/s/ Gifford R. Zimmerman                   Chief Administrative Officer
------------------------                   (Principal Executive Officer)
    Gifford R. Zimmerman

Timothy R. Schwertfeger*                   Chairman of the Board and            By: /s/ Gifford R. Zimmerman
                                           Trustee                                  ------------------------
                                                                                        Gifford R. Zimmerman
                                                                                        Attorney-In-Fact

Robert P. Bremner*                         Trustee                              November 25, 2002

Lawrence H. Brown*                         Trustee

Anne E. Impellizzeri*                      Trustee

Peter R. Sawers*                           Trustee

William J. Schneider*                      Trustee

Judith M. Stockdale*                       Trustee

* Original powers of attorney authorizing Jessica R. Droeger and Gifford R. Zimmerman, among others, to execute the Registration Statement, and Amendments thereto, for each of the trustees of Registrant on whose behalf the Registration Statement is filed, have been executed and filed as exhibits.

                                INDEX TO EXHIBITS

a.       Declaration of Trust dated July 29, 2002.*
b.1      By-laws of Registrant.*
b.2      By-laws of Registrant as amended and restated on October 22, 2002.
c.       None.
d.       Form of Share Certificate.
e.       Terms and Conditions of the Dividend Reinvestment Plan.*
f.       None.
g. Investment Management Agreement between Registrant and Nuveen Advisory Corp. dated November 14, 2002.*
h.1      Form of Underwriting Agreement.
h.2      Form of Salomon Smith Barney Master Selected Dealer Agreement.
h.3      Form of Nuveen Master Selected Dealer Agreement.
h.4      Form of Master Agreement Among Underwriters.
h.5      Form of Dealer Letter Agreement.
i. Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees.*
j. Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated November 4, 2002.*
k.1 Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002.*
k.2 Expense Reimbursement Agreement between Registrant and Nuveen Advisory Corp. dated November 14, 2002.*
l.1      Opinion and consent of Bell, Boyd & Lloyd LLC.*
l.2      Opinion and consent of Bingham McCutchen LLP.*
l.3      Consent of Bell, Boyd & Lloyd LLC.
l.4      Consent of Bingham McCutchen LLP.
m.       None.
n.       Consent of Ernst & Young LLP.
o.       None.
p.       Subscription Agreement of Nuveen Advisory Corp. dated November 4,
         2002.*
q.       None.
r.       Code of Ethics of Nuveen Advisory Corp.*
s.       Powers of Attorney.

___________________
*  Incorporated by reference - see Item 24